July 27, 2018

Patrick Kuhn
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, NE
Washington, D.C. 20549

Re:     Alaska Air Group, Inc.
Form 10-K For the Fiscal Year Ended December 31, 2017
Filed February 15, 2018
File No. 001-08957
Form 10-Q For the Quarterly Period Ended March 31, 2018
Filed May 4, 2018
File No. 001-08957
Form 8-K filed April 23, 2018
File No. 001-08957

Dear Mr. Kuhn:

This letter is in response to comments received from the U.S. Securities and Exchange Commission (the “Commission”) dated July 24, 2018, concerning the above referenced filings of Alaska Air Group, Inc. (the “Company”). For your convenience, the Staff’s comments are repeated below in italics, with the Company’s response to the comment set forth immediately thereafter.

Form 8-K Furnished April 23, 2018
Exhibit 99.1, page 5

1.	You disclose the measure "debt-to-capitalization" ratio. Please consider disclosing and quantifying the components of the computation so that investors may more readily understand the measure.

Response: Beginning with our Second Quarter 2018 Earnings Release furnished on Form 8-K on July 26, 2018, we have added a disclosure to quantify the components of the computation of “debt-to-capitalization” ratio for our investors. We will add this disclosure in all future filings that include the “debt-to-capitalization” ratio.

Form 10-Q For the Quarterly Period Ended March 31, 2018
Note 3. Revenue Passenger Ticket and Ancillary Services Revenue, page 12

2.
You disclose that passenger ticket breakage is recorded in advance of the flight date using estimates based on the company's historical experience of expired tickets, and other facts such as program changes and modifications. Please explain to us why the recognition of breakage in advance of the flight date rather than on the scheduled flight date is appropriate and represents the expected breakage amount in proportion to the pattern of rights exercised by the customer as prescribed in ASC 606-10-55-48. Additionally, explain to us your ticket validity policy (i.e., the status and value of a ticket after its scheduled departure date but prior to its contractual expiration date and exceptions made to accept invalid/expired tickets) and how it is factored into determining the amount of breakage.

Response: To clarify our disclosure, we estimate ticket breakage in advance at the time of the sale, but we do not record the breakage revenue until the departure date or flight date. We will update the disclosure in our future filings to state “Passenger ticket breakage is recorded at the flight date using estimates made at the time of sale based on the Company’s historical experience of expired tickets, and other facts such as program changes and modifications.”

Generally, our tickets expire one year from the date on which transportation commences, or if no portion of the ticket is used and the passenger informs us in advance of travel, one year from date of issuance of the original or reissued ticket. If a passenger changes their ticket prior to departure date, the value of the ticket is applied toward the new ticket and the passenger pays any change in fare plus the applicable ticket change fee. If the passenger informs us that they cannot use the ticket before their departure date, they will receive a refund - if the ticket is fully refundable - or receive a credit in their account for the value of the ticket less the applicable change fee if the ticket is non-refundable. If a passenger does not inform us prior to the departure date, they are considered a “no show,” and the ticket is cancelled whether the ticket is refundable or non-refundable. We recognize revenue associated with “no show” tickets on the departure date, as there is no future obligation to carry that passenger. Exceptions to these policies are made on a case-by-case basis and are immaterial to the revenue breakage recorded. We use historical data of actual ticket expiration aligned with original departure date to inform our estimates of ticket breakage recognition.

Our full ticket rules (contract of carriage) can be found at
https://www.alaskaair.com/content/legal/contract-of-carriage/rule-1.

With respect to the preceding responses, the Company acknowledges that management is responsible for the adequacy and accuracy of the disclosure in the filing.

Should the staff have any additional questions or comments after reviewing this letter, we will be pleased to respond promptly with any additional information or material that we can provide. Please direct any questions about this letter to me at (206) 392-5260.

Sincerely,

/s/ Chris Berry

Chris Berry
Vice President and Controller
Principal Accounting Officer
Alaska Air Group, Inc.
Alaska Airlines, Inc.

Copies to:
Brad Tilden, Chairman and Chief Executive Officer of Alaska Air Group, Inc.
Brandon Pedersen, Chief Financial Officer of Alaska Air Group, Inc.
Eric Yeaman, Board of Directors, Audit Committee Chair
Kyle Levine, Vice President, Legal and General Counsel of Alaska Air Group, Inc.
Shane Philpot, KPMG LLP